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Registration No. 333-275079

January 4, 2024

Morning Money

Delivered daily by 8 a.m., Morning Money examines the latest news in finance politics and policy.
A bitcoin breakthrough

By DECLAN HARTY and ZACHARY WARMBRODT

01/04/2024 08:00 AM EST

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QUICK FIX

Wedding bells are beginning to ring across the $1.6 trillion crypto market.

Not everyone is cheering, however.

Following an explosive year for digital assets that began with a sweeping regulatory crackdown and ended with a stunning rise in token prices, the original cryptocurrency — bitcoin — may soon get hitched to one of the most popular inventions of traditional finance: the exchange-traded fund.

The officiant? Gary Gensler’s SEC. In a strange twist, Washington’s most aggressive crypto enforcer is expected in the coming days to clear the way for the first-ever ETF directly tracking bitcoin in the U.S.

ETFs, which are similar to mutual funds, have surged in popularity in the post-financial-crisis era. Crypto backers believe that a green light from the SEC will open the doors of the digital asset market to the masses and cement its place in American finance.

“We’re at an inflection point,” said Grayscale CEO Michael Sonnenshein, whose firm is one of a baker’s dozen including BlackRock and VanEck that are awaiting the regulator’s word on their pending bitcoin ETF bids. “Maybe once — if at all — in a generation a new asset class is born. We fundamentally believe that crypto is one of those once-in-a-generation opportunities.”

Yet, if allowed to go live, the bitcoin ETFs stand to become another front in Washington’s crypto clashes, fanning long-running debates over the market’s value and riskiness for everyday investors and retirees. Some progressive lawmakers are already sounding the alarm, while one prominent investor advocate — Better Markets CEO Dennis Kelleher — tells MM that approval would be an “historic mistake” for the SEC.

ETFs are pooled funds that trade on regulated exchanges like the New York Stock Exchange and Nasdaq and are built to track the prices of underlying assets — in this case, bitcoin. Crypto executives and entrepreneurs have long hailed the prospect of a bitcoin ETF as a new, headache-less and, perhaps most importantly, regulated way for investors to dabble in the world’s largest crypto market alongside shares of Apple, GameStop or any other stock.

But the SEC has shot down dozens of bitcoin ETF applications on the grounds that the bitcoin market — currently valued at about $840 billion — is riddled with problems like manipulation.

The crypto market’s newfound optimism was ignited last year when a federal court ruled that the SEC needed to revisit its rejection of Grayscale’s bid to convert its more than $26 billion bitcoin trust into an ETF. Now, as a critical deadline for another one of the pending applications nears, the industry is rife with speculation that an approval is only a matter of when.

“It’s going to be a tremendous catalyst toward shifting public perception and integrating — starting with bitcoin — these cryptocurrencies into the mainstream,” Crypto Council for Innovation CEO Sheila Warren told MM. “It’s a watershed moment.”

Gensler has not backed down from his concerns about crypto despite the hype around bitcoin ETFs. Just last month, he said the market “experiences outsize fraud, abuse and noncompliance relative to its size.”

The agency has continued to wage its high-profile legal crusade against crypto middlemen, which Gensler argues are putting investors at harm by not falling in line with the agency’s decades-old rules for institutions dealing in assets like stocks and bonds. A federal judge in New York recently reaffirmed the SEC’s argument that the 1946 test determining what is a security can still apply to crypto, handing Gensler’s agency a key win over Do Kwon’s Terraform Labs. (More on that below.)

For crypto skeptics, there is still hope that the SEC will reject the applications. Their concern is that the ETF wrapper will give bitcoin a veneer of legitimacy, despite the asset’s often wild moves. Kelleher argued that the SEC still has legal levers that it can use to deny the applications.

“An ETF that owns the 500 most important companies in America is a good, solid way to save for your retirement,” said Rep. Brad Sherman (D-Calif.), a senior member of the House Financial Services Committee. “An ETF that invests in basically air [is] something that produces no income and has no value except there might be another sucker who will pay you even more for it.”

It’s Thursday — Any predictions for Friday’s jobs report? What are you watching? Let us know at zwarmbrodt@politico.com.

DRIVING THE DAY

ADP releases its employment report for December at 8:15 a.m.

First in MM: JPMorgan’s business outlook — The bank’s latest survey of small and midsize business leaders shows recession expectations are waning and that most expect higher sales this year, though most are not optimistic about the U.S. economy as a whole.

JPMorgan conducted the survey in November and December. It categorizes small businesses as those with $100,000 to $20 million in annual revenue and midsize businesses as those with $20 million to $500 million in revenue.

According to the findings, 40 percent of midsize firms expect a recession in 2024 or believe we’re already in one, compared to 65 percent a year ago. For small businesses, it’s down to 51 percent from 61 percent a year earlier.

Despite the shift, many are still pessimistic or neutral about the outlook for the U.S. economy, underscoring a persistent challenge that President Joe Biden faces in his reelection bid. About 31 percent of midsize businesses are optimistic about the national economy, up from 22 percent a year ago — still historically low for the survey. Small business optimism has dipped to 43 percent from 49 percent.

The Fed’s thinking on cuts — Katy O’Donnell reports that Fed officials were open to rate cuts when the FOMC met last month but were cautious enough to stress the possibility of restrictive policy “for some time,” according to the minutes of their discussion.

Fed officials gave no indication that easing could begin in March as futures traders expect, Bloomberg reports.

Epstein documents unsealed — Per the NYT, hundreds of pages of previously sealed court documents related to financier Jeffrey Epstein were made public Wednesday. They added more context to the relationships he maintained with powerful men, including former presidents Bill Clinton and Donald Trump, but “there was no smoking gun list of famous men who had sought to have sex with young women and teen girls.”

ISRAEL PALESTINE

Battle of the billionaires — Penny Pritzker is refusing to step down from her role at the top of Harvard’s most powerful governing board, as Bill Ackman calls for her resignation over the hiring and exit of university president Claudine Gay.

CRYPTO

Gensler’s win — While the crypto world is on the brink of winning a bitcoin ETF, the party may be short-lived after the SEC secured a victory for its broader digital-asset crackdown.

Judge Jed Rakoff ruled in the Southern District of New York late last week that Terraform Labs, whose failed tokens helped spark crypto chaos in 2022, offered and sold a handful of registered securities. He wrote that there was “no genuine dispute” that the tokens fell under the SEC’s authority.

The ruling, which Terraform opposes, bolsters the SEC’s long-standing view that it has the authority to police thousands of crypto tokens trading today. The agency faces other crypto industry litigation that could lead to other judges challenging that position.

For now, crypto skeptics are heralding the victory and analysts argue it backs up the agency.

“We see this latest decision as supportive of SEC Chair Gary Gensler's approach to crypto regulation,” TD Cowen’s Jaret Seiberg said in a note. “He is arguing that courts need to develop the law. As that happens, the SEC can then craft regulations consistent with those rulings. It also clarifies the issues that Congress must address when it is ready to legislate on crypto market structure.”

FLY AROUND

People moves — SEC Commissioner Mark Uyeda was sworn in for a new five-year term ending in 2028 … Jim Nussle, president and CEO of the new America’s Credit Unions trade group, announced his executive leadership team, including: executive vice president Jill Tomalin, chief advocacy officer Carrie Hunt, chief membership and engagement officer Anthony Demangone, chief operating officer and chief financial officer Eddie Rivera, chief communications and marketing officer Meghan Burris Small and chief association services officer Todd Spiczenski … James O’Brien, who previously served as a staff member of the House Ways and Means subcommittee on trade, is joining Invariant as director

Grayscale Bitcoin Trust (BTC) (the “Trust”) has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Trust has filed with the SEC for more complete information about the Trust and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Trust or any authorized participant will arrange to send you the prospectus (when available) if you request it by emailing info@grayscale.com or by contacting Grayscale Securities LLC, 290 Harbor Drive, Stamford, CT 06902.